Exhibit 21.1

Subsidiaries of Arc Logistics Partners LP

Name	Jurisdiction of Organization

Arc Logistics LLC	Delaware

Arc Terminals Holdings LLC	Delaware

Arc Terminals New York Holdings, LLC	Delaware

Arc Terminals Mobile Holdings, LLC	Delaware

Arc Terminals Mississippi Holdings LLC	Delaware

Arc Terminals Joliet Holdings LLC	Delaware

Arc Terminals Colorado Holdings LLC	Delaware

Arc Terminals Pennsylvania Holdings LLC	Delaware

Joliet Barge, Bulk & Rail LLC	Delaware

JBBR Pipeline LLC	Delaware